

December 12, 2013

<u>Via E-Mail</u>
Mr. Stefan Wenger
Chief Financial Officer
Royal Gold, Inc.
1660 Wynkoop Street
Suite 1000
Denver, CO 80202

> **Re:** **Royal Gold, Inc.**
> **Form 10-K for the Year Ended June 30, 2013**
> **Filed August 8, 2013**
> **Form 10-Q for the Quarter Ended September 30, 2013**
> **Filed November 7, 2013**
> **File No. 001-13357**

Dear Mr. Wenger:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to the comment, we may have additional comments.

Form 10-Q for the Quarter Ended September 30, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Property Developments, page 19

Pascua-Lama, page 20

1.   We note your disclosure indicating that Barrick Gold Corporation ("Barrick") decided to temporarily suspend construction activities at the Pascua-Lama project on October 31, 2013 and that you do not expect Barrick's decision will have any impact on the carrying value of your investment in the royalty at Pacua-Lama. Please tell us if you performed an

impairment test of your royalty interests associated with this property or how you considered these developments in determining whether an impairment test was warranted.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Marlowe at (202) 551-5395 or Joanna Lam at (202) 551-3476 if you have questions regarding the comment on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining